Exhibit 99.3

Mazor Robotics Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 p.m. EST on November 21, 2016)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Mazor Robotics Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on October 26, 2016 at the Annual General Meeting and Extraordinary General Meeting of the Shareholders of Mazor Robotics Ltd. to be held on November 28, 2016 or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTES:

1.	Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

2.	It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

(Continued and to be marked, dated and signed, on the other side)

 Annual General Meeting and Extraordinary General
Meeting of the Shareholders of Mazor Robotics Ltd.
Date:          November 28, 2016
                  See Voting Instruction On Reverse Side.
Please make your marks like this: ☒Use pen only

		For	Against	Abstain	Annual General Meeting and Extraordinary General Meeting of the Shareholders of Mazor Robotics Ltd. to be held on November 28, 2016 For Holders as of October 26, 2016
1.	Appointment of Somekh Chaikin as the independent public accountants of the company.	☐	☐	☐
		Yes	No
2.	1A Do you have a personal interest in resolution 1 Re-Appointment of Mr. Jonathan Adereth as director and grant of options to Mr. Jonathan Adereth.	☐ For ☐	☐ Against ☐	Abstain ☐	• Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided.
		Yes	No
	2A Do you have a personal interest in resolution 2	☐	☐		All votes must be received by 5:00 pm, New York Time on November 21, 2016.
		For	Against	Abstain
3.	Re-Appointment of Mr. Ori Hadomi as director. 3A Do you have a personal interest in resolution 3	☐ Yes ☐ For	☐ No ☐ Against	☐ Abstain	PROXY TABULATOR FOR MAZOR ROBOTICS LTD. P.O. BOX 8016 CARY, NC 27512-9903
4.	Re-Appointment of Mr. Michael Berman as director and grant of options to Mr. Michael Berman.	☐	☐	☐
		Yes	No
	4A Do you have a personal interest in resolution 4	☐	☐
		For	Against	Abstain
5.	Re-Appointment of Ms. Sarit Soccary Ben-Yochanan as director and grant of options to Ms. Sarit Soccary Ben-Yochanan.	☐	☐	☐
		Yes	No
	5A Do you have a personal interest in resolution 5	☐	☐
		For	Against	Abstain
6.	Re-appointment of Mr. Gil Bianco as an external director and grant of options to Mr. Gil Bianco.	☐	☐	☐
		Yes	No
	6A Do you have a personal interest in resolution 6	☐	☐
		For	Against	Abstain
7.	Appointment of Mr. Yuval Yanai as an external director and grant of options to Mr. Yuval Yanai.	☐	☐	☐
		Yes	No
	7A Do you have a personal interest in resolution 7	☐	☐
		For	Against	Abstain
8.	Approval of acceleration of the vesting period of 9,900 options to purchase up to 9,900 of the Company’s ordinary shares granted to Mr. David Schlachet.	☐	☐	☐
		Yes	No
	8A Do you have a personal interest in resolution 8	☐	☐
		For	Against	Abstain
9.	Approval of the Compensation Policy for the Company’s directors and officers.	☐	☐	☐
		Yes	No
	9A Do you have a personal interest in resolution 9	☐	☐

If the answer is “Yes” – provide details regarding the nature of the personal interest below:

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here	Please Date Above

Please Sign Here	Please Date Above